UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

GTx, Inc.

(Name of issuer)

Common Stock, $ 0.001 par value

(Title of class of securities)

40052B108

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 40052B108	Page 2 of 5 Pages

(1)	Names of reporting persons Mitchell S. Steiner, M.D., F.A.C.S.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,217,922
(6) Shared voting power 675,494
(7) Sole dispositive power 2,217,922
(8) Shared dispositive power 675,494
(9)	Aggregate amount beneficially owned by each reporting person 2,893,416
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) (a) ☒ 2,064,131(1)
(11)	Percent of class represented by amount in Row (9) 4.6%
(12)	Type of reporting person (see instructions) IN

(1)	Shares owned by Dr. Steiner’s spouse, as to which Dr. Steiner disclaims beneficial interest

SCHEDULE 13G/A

CUSIP No. 40052B108	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:	GTx, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:	175 Toyota Plaza, 7th Floor, Memphis, Tennessee 38103

Item 2(a).	Name of Person Filing:	Mitchell S. Steiner, M.D., F.A.C.S.

Item 2(b).	Address of Principal Business Office or, if none, Residence:	175 Toyota Plaza, 7th Floor, Memphis, Tennessee 38103

Item 2(c).	Organization/Citizenship:	United States of America

Item 2(d).	Title of Class Of Securities:	Common Stock, $ 0.001 par value

Item 2(e).	CUSIP Number:	40052B108

Item 3.	Inapplicable.

Item 4.	Ownership.

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Person	Total Shares of Common Stock Beneficially Owned	Percent of Class(1)	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Mitchell S. Steiner, M.D., F.A.C.S.	2,893,416	4.6%	2,217,922	675,494	2,217,922	675,494

(1)	Based on 62,790,223 shares of Common Stock outstanding as of December 31, 2011.

SCHEDULE 13G/A

CUSIP No. 40052B108	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

Inapplicable

SCHEDULE 13G/A

CUSIP No. 40052B108	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/10/2012
Date

/s/ Mitchell S. Steiner, M.D., F.A.C.S.
(Signature)

Mitchell S. Steiner, M.D., F.A.C.S.

Chief Executive Officer and Vice Chairman of the Board of Directors of GTx, Inc.